UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 38, 39 and 4)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

STATION CASINOS, INC.

1505 South Pavilion Center Drive,

Las Vegas, Nevada 89135

(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FCP Voteco, LLC EIN: 26-0443751

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas J. Barrack, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTES: This amendment to Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (1) the Schedule 13D originally filed by Frank J. Fertitta III (“Mr. Frank Fertitta”) on June 10, 1993, and all amendments thereto (the “Frank Fertitta Schedule 13D”), (2) the Schedule 13D originally filed by Lorenzo J. Fertitta (“Mr. Lorenzo Fertitta”) on June 10, 1993, and all amendments thereto (the “Lorenzo Fertitta Schedule 13D), (3) the Schedule 13D originally filed by FCP Voteco, LLC, a Delaware limited liability company (“Voteco”) on November 7, 2007, and all amendments thereto (the “Voteco Schedule 13D”) and (4) the Schedule 13D originally filed by Thomas J. Barrack, Jr. (“Mr. Barrack”) on November 7, 2007, and all amendments thereto (the “Thomas Barrack Schedule 13D”).  Each of Voteco, Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta is a Reporting Person hereunder (together, the “Reporting Persons”).

Item 4.	Purpose of Transaction

On April 16, 2010, Station Casinos, Inc. (“Opco”, and together with certain of its subsidiaries and affiliates, the “Company”), Fertitta Gaming LLC, a Nevada limited liability company (“Fertitta Gaming”), Mr. Frank Fertitta, Mr. Lorenzo Fertitta (together with Mr. Frank Fertitta, the “Fertittas”, and the Fertittas together with Fertitta Gaming, the “Fertitta Investors”), and lenders (“Opco Lenders”) under that certain Credit Agreement dated as of November 7, 2007 among Opco, as borrower, certain subsidiaries of Opco party thereto as guarantors, Deutsche Bank Trust Company Americas, as Administrative Agent, and the Opco Lenders (the “Credit Agreement”) entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) pursuant to which the parties thereto agreed to support a joint plan of reorganization of Opco and its subsidiaries that are debtors and debtors in possession (collectively, the “Debtors”), which is to be modified pursuant to the terms of the Restructuring Support Agreement (as so modified, the “Plan”).  The foregoing summary of the Restructuring Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Restructuring Support Agreement, attached as Exhibit 7.02 to the Schedule 13D of the Reporting Persons filed on April 23, 2010 and incorporated by reference in its entirety into this Item 4.  On April 26, 2010, the Fertitta Investors entered into a commitment letter (the “Letter”) in favor of Deutsche Bank Trust Company Americas whereby the Fertitta Investors agreed to contribute $71 million, together with certain other obligations, representing a portion of the proposed purchase price for the assets of the Company pursuant to the Plan of Opco and FCP PropCo, LLC (“Propco”).  The foregoing summary of the Letter does not purport to be complete and is qualified in its entirety by reference to the Letter, which is attached hereto as Exhibit 7.02 and incorporated by reference in its entirety into this Item 4.

On March 24, 2010, the Fertitta Investors, German American Capital Corporation (“GACC”), JP Morgan Chase Bank, N.A. (“JPM”, and together with GACC, the “Mortgage Lenders”) and Deutsche Bank AG entered into entered into a Plan Support Agreement (the “Plan Support Agreement”) pursuant to which the parties thereto agreed to support the Plan.  Pursuant to the Plan and the Plan Support Agreement, the Fertittas, through a controlled affiliate, will purchase 50% of the equity and certain other interests of reorganized Propco from the Mortgage Lenders.  The foregoing summary of the Plan Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Plan Support Agreement, which is attached hereto as Exhibit 7.03 and incorporated by reference in its entirety into this Item 4.

Bankruptcy law does not permit solicitation of acceptances of a plan of reorganization until the bankruptcy court approves the disclosure statement relating to such plan.  Accordingly, this report is not intended to be, nor should it be construed as, a solicitation for a vote on the Plan.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own the securities beneficially owned by the members of the group as a whole.  Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta disclaim beneficial ownership of any securities owned by others who may be deemed to be members of a group.

This Item 4 shall be deemed to supplement Item 4 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Voteco Schedule 13D and the Thomas Barrack Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Schedule 13D is incorporated herein by reference in its entirety into this Item 6.

The information set forth in this Item 6 shall be deemed to supplement Item 6 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Voteco Schedule 13D and the Thomas Barrack Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of May 4, 2010, by and among the Reporting Parties.

Exhibit 7.02	Letter from Fertitta Gaming, Mr. Frank Fertitta and Lorenzo Fertitta dated April 26, 2010, agreed and accepted by Deutsche Bank Trust Company Americas.

Exhibit 7.03

Plan Support Agreement, dated as of March 24, 2010, by and among German American Capital Corporation, JP Morgan Chase Bank, N.A., Deutsche Bank AG, Fertitta Gaming LLC, Frank J. Fertitta III and Lorenzo J. Fertitta.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2010

/s/ Frank J. Fertitta III
Frank J. Fertitta III

/s/ Lorenzo J. Fertitta
Lorenzo J. Fertitta

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2010

FCP VOTECO, LLC

By:	/s/ Thomas J. Barrack, Jr.
Name: Thomas J. Barrack, Jr.
Title: Co-President

/s/ Thomas J. Barrack, Jr.
Thomas J. Barrack, Jr.